Press Release – 30th May 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Continued Positive Drilling Results from Lero Karta

Crew Gold Corporation (Crew) is pleased to report results from drilling from January to April 2007 have continued to extend mineralized strike and depth of the Lero Karta deposit.  Recent drilling has extended both the western strike and down dip extensions of the mineralization in this area with average assay intercepts significantly above the reserve grade reported for this area in March 2007.

The results listed below are all outside the resource as previously reported in March 2007 and will further enhance the economics of this deposit adding further value for the shareholders of Crew and the economics of the LEFA operation.

Selective results are listed below.

(The drill results below are not included in any resource or reserve calculations)

Hole ID	Hole Type	Max depth (m)	Precollar (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
LKCD1040	RCDDH	276	102.2	187.0	196.6	9.6m @ 2.98 g/t
				246.5	268.1	21.6m @ 7.45 g/t
LKCD1041		359.5	119.5	162.7	188.4	25.74m @ 5.49 g/t
				276.6	290.0	13.42m @ 6.86 g/t
LKCD1042		356.5	120	214.0	230.0	16m @ 3.20 g/t
				329.1	346.2	17.13m @ 7.56 g/t
LKCD1044		191.5	101.4	146.8	156.8	10m @ 3.04 g/t
LKCD1062		402	137.4	298.6	320.6	22m @ 3.42 g/t
LKCD1063		449.1	137.7	195.4	200.5	5.1m @ 8.78 g/t
				228.2	240.0	11.8m @ 2.20 g/t
LKCD1064		416.6	143.5	180.8	197.8	16.92m @ 4.39 g/t
LKCD1065		305.8	104.5	177.0	197.0	20m @ 3.29 g/t
LKCD1066		411.5	141.5	113.0	129.5	16.5m @ 2.92 g/t

Jan Vestrum, President and CEO of Crew stated “These results from Lero Karta drilling continue to impress as these holes are outside the current optimised pit shells and should add significant potential with extensive widths and higher grades.  Importantly, these results further underpins the recent decision to upgrade production capability at Lefa and demonstrates the long term view that the Company holds for the Lefa operation.  The Company is confident that the potential for organic growth at Lefa will enable it to play a significant role to achieve Crew’s target of one million ounces annual gold production within the next two to three years.”

Quality Assurance and Control and Qualified Person

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically sampling and assaying of wet RC samples has occurred, this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew’s Qualified Person..

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation included in this document has been verified by Mr. Andrew Pardey, the General Manager Exploration. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr. Pardey.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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